Filed Pursuant To Rule 433

Registration No. 333-275079

December 18, 2023

Michael Sonnenshein on CNBC Squawk Box - 12/18/23

JOE KERNEN: Here with us now for a look at the crypto industry heading into the new year, Michael Sonnenshein, Grayscale CEO, and we've got a crypto super PAC trying to get things done. maybe that's -- maybe that's what's needed to get congress to finally do something, Michael. You part of this?

GRAYSCALE CEO, MICHAEL SONNENSHEIN: So that was actually just announced this morning. You know, for us at Grayscale over the last year, we've spent I can't even tell you how many weeks on the Hill really ensuring that we're advocating for our investors and making sure that as our regulators are looking at crypto, they're doing so through a really informed lens. For us it's been more about education.

KERNEN: You think the easy gains have been made that people couldn't figure out what was happening with bitcoin? Was it moved from 25 to I think it almost got to 45 at one point. But now, you know, we're talking about 41,000, even gold trying to get through 2,100. It failed in trying to do that. This was all interest rate-related and pivot-related, and the perception that maybe the Fed eases next year with some cuts. When does it refocus on a spot ETF, and do you expect that to get things moving again?

SONNENSHEIN: Well, I think if you look back at this year, the price appreciation you've seen in bitcoin has really been driven by both the macro and micro forces. I think you're right on the macro front. Inflationary pressure, rising rates have caused investors to think about bitcoin as a store of value, or you know, a hedge in their portfolios. But on the micro front, earlier this summer when my team had our court victory, I think that certainly unlocked a lot of optimism amongst investors about GBTC and the prospects for it to uplist as a spot bitcoin ETF. So, as we turn the corner into the new year, I know there's a lot of focus on that from the investment community.

KERNEN: The 65,000, 100,000, I don't know what you think is in the cards, but what -- do you think it's already in the asset right now, if you want to call it an asset? Is it already there, once it happens, do you expect it to go to new highs, or it just seems like we've already paid a lot of it forward with the move we saw from -- it was as low as 17,000 this year.

SONNENSHEIN: Sure, sure, you know, Joe, I'm not one to make price predictions. I do think there is a lot of optimism in the market. A lot of investors are adding bitcoin to their portfolios and when we look ahead to the hopeful approval for spot bitcoin ETFs, it really is going to unlock the opportunity to a part of the investment community that for better or worse, but I would say for worse has unfortunately been locked out of the opportunity to participate in having bitcoin exposure in their portfolios. So we're really talking about the advise market here in the U.S., which is today about $30 trillion worth of advised wealth that we hope the approval of spot bitcoin ETFs, the uplisting of GBTC will allow for that opportunity and those investors to partake in it as well.

KERNEN: The super PAC I think is going to earmark certain crypto-friendly members of congress. But you've got, you know, on the other hand, when Jamie Dimon gets in front of senators and says that the only use case for bitcoin is for terrorists and money launders, and then you've got Elizabeth Warren and other senators all nodding, you've got to worry about that. A spot ETF is one thing, but an outright ban isn't totally -- look at that, the only use case -- I mean, that is -- I don't know, Jamie's a smart guy. It's always kind of surprising to me when I read something like that, but he's not -- he's pretty outspoken and frank about what he does believe. So you can't -- I don't think you can just put the worst-case scenario aside that eventually congress does something really bad to crypto.

SONNENSHEIN: Well, whether you're the CEO of a major financial institution or sitting politician, you're of course going to be able to have your own personal opinions about these new technologies. That could be crypto. That could be bitcoin specifically, but it's actually those very same financial institutions and, you know, the types of bills that, you know, sitting politicians are looking at now that are actually modifying themselves to account for the needs of modern-day investors and modern-day citizens, and that includes having access to new technologies like bitcoin. So you can have personal opinions, but, you know, changes are very much already underway.

KERNEN: All right, so what's the next -- what do you expect to see next? And you have your -- you know, I know you've got your ear -- what do you put to the ground. Whatever you have on the ground to pick up what's going on in congress, you're doing it. What are you hearing? What's going to be next?

SONNENSHEIN: Well, I do think that as we move into 2024, you hopefully will see some increased regulatory clarity around the, you know, crypto market overall, how to differentiate between crypto commodities and crypto securities. You know, coming out of this third crypto winter, investors desperately are seeking that increased regulatory clarity and we're actually hopeful that investors will get it.

KERNEN: I mean, you haven't told me -- yeah, that's no different than what you could have said a month ago, two month, three months, four months. Any specific people in the house that are putting together some legislation that you expect actually to move forward in terms of, you know, committees, votes, things like that, what's next?

SONNENSHEIN: Well, we have seen two bills pass off of committee, which I think is a huge milestone as we think about crypto regulation. This is just one issue that politicians need to focus on, and I think certainly with an upcoming election, presidential election in 2024, it's never been clearer that investors and, you know, voters want to ensure that the folks that they're voting into offices are folks that are informed on these issues. I actually do think this will be front and center, whether it's crypto, whether it's AI, any of these new technologies are things that are certainly going to be front of mind for those going to the polls next year.

KERNEN: Yeah, so who would that be?

SONNENSHEIN: I think it's a little early to say. You have seen a couple of politicians that have come out publicly on their campaigns and started to speak about crypto, and over time, I do think many more of them will add it to their platform as well.

KERNEN: You've got a horse in the presidential race yet, does crypto have a horse in that race?

SONNENSHEIN: I don't, and I don't think crypto does yet.

KERNEN: You have no idea. One party versus the other? You can't even narrow it down from there?

SONNENSHEIN: Well, Joe, you know that our focus is obviously on GBTC and the uplisting to a spot bitcoin ETF, you know, making wagers on next year's presidential election is not front of mind.

KERNEN: Just wondering who is friendlier at this point. I think it's very strange, but -- actually, it's not so strange because it's kind of a deregulatory -- it has a deregulatory feel, and a defi and decentralized. And that’s more the right at this point, in terms of regulation and everything else, it seems like you've got more friends that are on the Republican side of things with crypto, would you agree with that at least?

SONNENSHEIN: I would generally agree with that, but I think as we examine people on the Hill today, there's a lot of different avenues for which crypto's resonating with them. For some offices it's more a focus on national security, and that's really their dovetail into crypto. For others they actually may just be looking around technological innovation and American competitiveness. And to your point, some of them may be, you know, a little bit more akin to deregulation and leading that way when they think about crypto.

KERNEN: All right, Michael Sonnenshein, thanks. I'd ask you about stock to flow -- it's impossible to try to value. It's like trying to value gold. Stock to flow works on both a little bit, but certainly interesting to watch them synchronously move. Because bitcoin is – definitely gets a bid when gold gets a bid and vice versa. Alright, thank you.

SONNENSHEIN: Thank you.

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